                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    FORM 12b-25

                                                    COMMISSION FILE NUMBER
                                                                          ------

                             NOTIFICATION OF LATE FILING

(Check One):   /x/  Form 10-K    // Form 11-K    /x/ Form 20-F    / /Form 10-Q

/ /  Form N-SAR

     For Period Ended: December 31, 1997
                      ----------------------------------------------------------


/ /  Transition Report on Form 10-K     / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F     / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable
                                                       -------------------------

                                        PART I
                                REGISTRANT INFORMATION

Full name of registrant:  International Wireless Communications Holdings, Inc.
                        --------------------------------------------------------

Former name if applicable:
                          ------------------------------------------------------

Address of principal executive office:  400 S. El Camino Real, Suite 1275
                                      ------------------------------------------

City, State and Zip Code:  San Mateo, California 94402
                         -------------------------------------------------------

                                       PART II
                               RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/x/ ( a ) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ ( b ) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filled on or before the fifth calendar day following the prescribed due date, and

/x/ ( c ) The accountant's statement or other exhibit required by Rule 12b-25( c ) has been attached if applicable.

                                      PART III
                                     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Company is currently awaiting the necessary financial information relating to the results of operations of a significant subsidiary. Such subsidiary is a minority owned foreign investee and is accounted for using the equity method. The Company was unable to obtain this information without unreasonable effort and expense. The information is expected to become available within the time permitted under Form 12b-25. The Company anticipates filing the 10-K report within the period specified by this regulation.


                                      PART IV
                                 OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.


Keith D. Taylor                  (650)                    548-0808
--------------------------------------------------------------------------------
(Name)                           (Area Code)              (Telephone Number)


     ( 2 ) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  /x/  Yes  / /  No

     ( 3 ) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  /x/  Yes  / /  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              International Wireless Communications Holdings, Inc.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 31, 1998                    By:  /s/ Keith D. Taylor
                                           -------------------------------------
                                                 Keith D. Taylor
                                                 Controller and Chief Accounting
                                                 Officer
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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    FORM 12b-25

                             ATTACHMENT TO PART II (c)


                                   March 31, 1998


International Wireless Communications Holdings, Inc.
400 S. El Camino Real, Suite 1275
San Mateo, California
94402

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by International Wireless Communications Holdings, Inc. on March 31, 1998, which contains notification of the Registrant's inability to file its Form 10-K by March 31, 1998. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1997, to be included in Form 10-K.

                                      Very truly yours,


                                     /s/  KPMG PEAT MARWICK LLP

                                     KPMG PEAT MARWICK LLP
                                     Mountain View, California
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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    FORM 12b-25

                         ATTACHMENT TO PART IV -- NARRATIVE


NARRATIVE:

The Company anticipates that its statement of operations will reflect a significantly higher net loss for 1997 compared to 1996. The increase in net loss is attributable to several factors. The Company's foreign equity investees had significantly larger losses from operations with a resultant increase in the Company's equity losses of affiliates approximating $30,000,000; the Company recorded approximately $24,000,000 in respect of impairment in value of long-term assets, net interest expense increased approximately $21,000,000 as a result of a full year's accrual of interest on the senior discount notes issued in August 1996 and the Pakistan Notes issued in August 1997; and general and administrative expenses increased approximately $14,000,000 due to an overall growth in the Company's consolidated operating entities and its general corporate office expenses.